Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Employee and Director Long-Term Incentive Plan of Griffin Capital Essential Asset REIT II, Inc. of our report dated March 14, 2019, with respect to the consolidated financial statements and schedule of Griffin Capital Essential Asset REIT II, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2018, and of our report dated March 15, 2019, with respect to the consolidated financial statements and schedule of Griffin Capital Essential Asset REIT, Inc. incorporated by reference in the Current Report of Griffin Capital Essential Asset REIT II, Inc. on Form 8-K/A dated May 10, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California
May 30, 2019